OMB APPROVAL
OMB Number:         3235-0058
Expires:          April 30, 2009
Estimated average burden
hours per response. . . . . 2.50
SEC FILE NUMBER
1-13776
CUSIP NUMBER
395379308
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D Form N-SAR
Form N-CSR
For Period Ended: September 30, 2010
  Transition Report on Form 10-K
  Transition Report on Form 20-F
  Transition Report on Form 11-K
  Transition Report on Form 10-Q
  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 — REGISTRANT INFORMATION

GreenMan Technologies, Inc.
Full Name of Registrant

Former Name if Applicable

205 S. Garfield
Address of Principal Executive Officer (Street and Number)

Carlisle, Iowa 50047
City, State and Zip Code

PART 2 — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Additional time is required in order to prepare and file the Registrant's Form 10K for the fiscal year ended September 30, 2010. The Registrant further represents that the Form 10-K will be filed by no later than the 15th day following the date on which the Form 10-K was due.

PART IV — OTHER INFORMATION

  Name and telephone number of person to contact in regard to this notification.

Charles E. Coppa, CFO (Name)	781 (Area Code)	224-2411 (Telephone Number)
  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).             Yes     No
  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes     No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  The Registrant's business changed substantially in November 2008, when it sold substantially all of the assets of its tire recycling operations for approximately $27.9 million in cash. Because the tire recycling assets were operated during only a portion of fiscal 2009, their respective assets, liabilities and results of operations have been classified as discontinued operations for all periods to be presented in the form 10K for the fiscal year ended September 30, 2010. The Registrant recognized a gain on sale of approximately $13.8 million, net of estimated taxes of approximately $6.1 million which is included in gain on sale of discontinued operations. The Registrant's current operations are comprised of two business segments, the molded recycled rubber products operations (Green Tech Products, Inc.); and the dual fuel conversion operations (American Power Group, Inc.) which are included since July 2009 when they were acquired.

  Revenues for the fiscal year ended September 30, 2010 decreased approximately $.58 million to $2.65 million as compared to approximately $3.23 million for the fiscal year ended September 30, 2009. The decrease is attributable to lower playground tile and equipment sales in the Midwestern region of the United States. This decrease was offset by approximately $336,000 of revenue associated with our American Power Group dual fuel subsidiary.

  The Registrant anticipates reporting a net loss from continuing operations of approximately $5.8 million and income from discontinued operations, net of taxes of approximately $.15 million for the fiscal year ended September 30, 2010. This is in comparison to a net loss from continuing operations of approximately $6.1 million and income from discontinued operations, net of taxes ($6.1 million) of approximately $14.1 million for the fiscal year ended September 30, 2008.

  In addition, as a result of the operating losses incurred during fiscal 2010, the Registrant anticipates reporting working capital of approximately $.7 million at September 30, 2010 as compared to a working capital of approximately $5.5 million at September 30, 2009.

Charles E. Coppa
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 30, 2010	By	/s/ Charles E. Coppa
		Name	Charles E. Coppa
		Title	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS
  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
  Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
  Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).